

umicore

02 NOV 25 AM 10: 36

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA



02060041

For the attention of Mr Paul M. Dudek

Brussels, November 18, 2002
LegalCorp 57/2002

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the press release issued today entitled "Quarterly update".

Yours sincerely,

Umicore



G. Verhaegen
Legal Counsel



A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.



umicore

Press release

18 November 2002

QUARTERLY UPDATE

- **Advanced Materials**: telecoms sector crisis continues to bite, but significant market shares gains recorded.
- **Copper**: Pirdop modernization completed. Weak market throughout Europe.
- **Precious Metals**: sustained high level of performance.
- **Zinc**: low zinc price continues to affect performance.

- **Outlook confirmed**: Despite seasonal factors and further market weakness, operating performance for H2 2002 expected to be in line with H1 2002.
- Continued **share buy-back** programme: Umicore owned 1,787,807 shares (7.9% of the share capital) at 15 November 2002.

GENERAL OVERVIEW

Trading conditions during the third quarter remained difficult. Overall development of demand and margins showed little improvement on the depressed conditions.

On the other hand, this very difficult market situation created some new opportunities as a number of key competitors, especially in the advanced materials and zinc areas are being forced to seriously reconsider their positioning. As a result, and thanks to its cost competitiveness and reputation as a reliable and high quality supplier, Umicore is in the process of strengthening its market position and gaining additional customers.

The integration of recent acquisitions continues according to plan.

Overall, Umicore expects its operating performance during the second half of 2002 to show a significant improvement on the second half of 2001 and to be in line with the first half of 2002.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852

ADVANCED MATERIALS

The difficult situation in the telecommunications sector and the general economic slowdown have continued to affect certain businesses. However, Umicore Advanced Materials has shown better resilience to these market conditions than many of its competitors and has continued to develop its market positions. In certain areas significant market share gains were recorded. Integration of recent acquisitions continues apace and according to expectations.

Cobalt and Energy Products

Engineered Powders - There is continuing weakness in the hard metals sector. However, there is a rebound in the Asian market - particularly Japan - largely due to increased activity in the Japanese electronics industry. Overall, sales volumes and production have shown an improvement in recent months. The situation in the diamond tools sector remains more buoyant than the hard metals sector.

Batteries - Zinc powder sales for primary batteries keep growing and Umicore's market shares have been strengthened. Umicore's Chinese business is developing well with high levels of customer acceptance not just in China but in Asia generally. A decision to further increase capacity in China has been made.

In rechargeable batteries, the cobalt oxide business is performing better in the second half of 2002 with increased demand for lithium ion batteries in the Japanese market being one of the main drivers. Growth in sales of lithium cobaltite has been slower. The market for nickel hydroxide has been weak which is primarily due to the continued shift to other technologies such as lithium-ion.

Ceramics and Chemicals - This business continues to perform well in a currently lacklustre market. The Asian market has proved stronger than elsewhere. Umicore's position and market shares have been reinforced by an extended product range and a greater geographical reach. This has been primarily achieved through recent acquisitions which are performing in line with expectations.

Refining revenues continued to suffer from the low cobalt price and reduced activity levels.

Electro-Optic Materials

High-Purity Chemicals - The downturn in the market for fibre optic cables remains acute with little hope of any recovery in the short term. Umicore has increased its market share in recent months - albeit a share of a much smaller overall market. Deliveries of germanium dioxide are stable.

Optics - Sales of germanium products for optics have remained relatively stable compared with 2001. Although the reduced demand from end user sectors - especially electronics and telecoms - has impacted the finished products businesses, the environment has stabilised.

Substrates - Deliveries of germanium substrates remain at the high levels of last year. Umicore continues to explore the development of germanium for electronic and opto-electronic applications.

Specialty Materials

High Purity Materials - this business line has suffered from reduced demand from end-user industries. The integration of the recently acquired Arconium business is making progress.

Thin Film Materials - The integration of Unaxis Materials AG continues as planned. Optical Data Storage (coating materials for DVDs, CDs) is experiencing strong growth despite the general economic slowdown. This has more than offset the downturn in the Optics and Electronics businesses.

Venture Unit

Research programmes continue with the focus on the development of Indium Phosphide and Silicon Carbide as materials for substrates. A new research grant from ESTEC (the European Space Agency research body) for € 3.7m was also announced in September. This is specifically for research into Silicon Carbide substrates for space applications.

Synthetic Diamonds

There were encouraging developments in synthetic diamond. Sales volumes continued to increase. Prices of most products continue to be under intense competitive pressure; nevertheless, margins were maintained as a result of the recent operational restructuring efforts.

COPPER

The copper market remains in a trough with the price for the first nine months averaging only $1,570 per tonne. Mine production cuts have so far failed to offset the impact of continued subdued demand on the market balance and LME stocks have only been decreasing slightly, to reach 863,000 tonnes at the end of October. As a consequence of the low copper price, there is also reduced availability of scrap.

Treatment and refining charges remain at extremely low levels, as a result of the low copper price combined with a low availability of concentrates. This has impacted both the smelting and refining revenues of Umicore Copper.

Demand in end-user markets, mainly electronics and construction, is generally weak with no sign of any imminent recovery. The resistance shown by markets in Southern Europe was not sustained into the second half of 2002. Sales of cast products remain at levels well below those of last year. Demand for rod was poor in Umicore's European markets, including Italy.

On a positive note, the investment programme at Pirdop has been completed with production now at planned levels. Overall production should reach 180,000 tonnes for 2002. Umicore Copper now has a world-class, low cost smelting operation. The full benefits will be obtained as soon as market conditions return to normal levels but there will be a noticeable positive impact on EBIT and EBITDA for the second half.

The remediation programme aimed at cleaning up the historical pollution of the site has now been completed. This is the outcome of a 5-year programme implemented by Umicore and financed by the Bulgarian Government and the World Bank.

In the context of the consolidation of the European copper market, Umicore is preparing itself for the creation of a separate entity for its copper operations. Work continues on the study into a possible combination of the copper businesses of Umicore and Lamitref Industries.

PRECIOUS METALS

Umicore's Precious Metals operations continue to perform well. Production remained at satisfactory levels and included the further processing of intermediate stocks.

This was facilitated by the continued efficiency improvements at the plant which enabled Umicore Precious Metals to overcome the reduced availability of raw materials, in particular lead and copper residues from other non-ferrous smelters brought about by the reduced activity in these sectors.

Availability of end-of-life materials was also lower as a result of lower PGM prices, which led to increased competition on these markets, especially electronic scrap.

In the medium term however, the implementation in the EU of the WEEE directive, which was voted through in October this year, will create further opportunities for Umicore Precious Metals.

Also, stricter legislation regarding emissions from trucks and diesel cars will lead to increased use of catalysts based mainly on platinum. This is particularly the case in Europe.

The start-up of the leaching and electrowinning plant in 2003 will lead to further improvements in efficiency and flexibility. It will broaden the range of materials that Umicore is able to process and will also increase the scope for further reductions in intermediate stocks. Such efficiency and flexibility provides Umicore's precious metals operations with an additional competitive edge.

ZINC

The global zinc market remains depressed, with the zinc price for the first nine months of the year averaging $781 per tonne. Demand from most end-user segments remains subdued.

Zinc Smelting

This unit was the most strongly affected by the adverse conditions in the zinc market. Productivity in the third quarter was somewhat lower than in the first half. Long-term supply contracts partially shielded the business from the decrease in market treatment charges resulting from the tight market for concentrates in 2002. A certain easing of this situation in 2003 now looks more likely. Another impact has been the rising cost of electricity which has been partially offset by a better sulphuric acid price.

Padaeng

The low zinc price continues to affect the performance of Padaeng, in which Umicore has a stake of 46%. The ability to source concentrates from the company's own mine in the current environment proved beneficial and the domestic market in Thailand held up well, again accounting for the majority of the company's sales.

Zinc Alloys and Chemicals

The opportunity has been taken to combine the business units that were formerly known as Zinc Alloying and Zinc Chemicals. The grouping of the two entities will further facilitate the development of an integrated recycling service for Umicore's customers.

In galvanizing alloys, sales of specialties are showing continued improvement on last year's levels while deliveries of base products are appreciably stronger due to increased activity in the steel industry and Umicore's reputation as a reliable supplier. Pressure continues on premiums, with increasing competition especially in the specialty sector. In die-casting, sales volumes continued to be affected by the subdued demand from end-user industries in Europe - automobile and construction in particular - although in Asia demand is improving. GM Metals, acquired earlier in the year, is contributing according to plan.

The restructuring of Umicore's zinc oxide activities is nearing completion. A significant step in the consolidation process was the acquisition of 50% of Rezinal. In zinc dust, sales have continued at levels similar to 2001. Asia and Australia have shown strong demand. Fuhong (China), recently acquired by Umicore and to be consolidated from 1 July, has begun to contribute as planned.

The thermal refining operation is now operating in a more efficient configuration with simplified feed. This has substantially improved the performance compared with last year.

Building Products

Volumes and sales are slightly down on the levels of last year and the German construction industry continues to be depressed. Volumes and margins are under pressure in most markets. Sales levels to the key French market, however, are holding up well and are somewhat higher than expected. Increased competition has been a feature of the European market so far this year. Encouraging developments continue in new markets where high profile projects have helped increase the awareness of zinc as the material of choice for roofing and façade applications. Work continues towards developing new applications with a view to broadening the scope for the use of zinc as a building material.

SHARE BUY-BACK

Umicore continued to buy back its own shares during the third quarter. Umicore owned 1,787,807 shares (7.9% of the share capital) at 15 November 2002.

OUTLOOK

In line with Umicore's earlier forecasts, the second half operating performance is set to be better than the levels of the second half of 2001 and in line with that of the first half of this year. This will reflect the internal improvement initiatives undertaken by Umicore as there is unlikely to be any overall upturn in demand in Umicore's most important markets nor in metal prices between now and the end of the year.

For more information:
n.v. Umicore s.a.:
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

PROFILE

Umicore is an international Group involved in the production, recycling and marketing of metals and materials. Its activities are centred on four business areas -Advanced Materials, Copper, Precious Metals and Zinc. These business areas are in turn divided into smaller, market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Advanced Materials business group produces high-purity metals, alloys, compounds and engineered products for a wide range of applications, and is the world leader in cobalt compounds and germanium products. The business group is divided into three business units, Cobalt & Energy Products, Electro-Optic Materials and Specialty Materials, and also contains a specialist venture unit devoted to identifying and nurturing new business opportunities and projects.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.
